Filed Pursuant To Rule 433

March 8, 2012

Relating To

Preliminary Prospectus Supplement Dated March 8, 2012 To

Prospectus Dated August 26, 2009

Registration Statement No. 333-161562

Genworth Financial, Inc.

$350,000,000

7.625% SENIOR NOTES DUE 2021

Issuer:	Genworth Financial, Inc.
Ratings/Outlook*:	Baa3 / BBB (negative / negative) (Moody’s / S&P)
Securities:	7.625% Senior Notes due 2021
Format:	SEC Registered
Trade Date:	March 8, 2012
Settlement Date:	March 13, 2012 (T+3)
Maturity Date:	September 24, 2021
Principal Amount:	$350,000,000
Price to Public without Accrued Interest:	103.000000%
Price to Public with Accrued Interest:	106.579514%
Underwriting Discount:	0.650%
All-In Price	105.929514%
Accrued Interest	$12,528,299
Net Proceeds to Issuer:	$370,753,299
Spread to Treasury Benchmark:	517 basis points
Treasury Benchmark:	2.00% due February 15, 2022
Treasury Yield:	2.014%
Coupon:	7.625%
Yield to Maturity:	7.184%
Interest Payment Dates:	Semi-annually on March 24 and September 24 of each year, commencing on March 24, 2012
Optional Redemption:	Make-whole redemption at the discount rate of U.S. Treasuries + 50 basis points
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Payment Business Days:	New York
CUSIP; ISIN:	37247DAP1; US37247DAP15
Book-Running Managers:	Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., UBS Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting Credit Suisse Securities (USA) LLC at 1-800-221-1037, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman, Sachs & Co. at 1-866-471-2526 and UBS Securities LLC at 1-877-827-6444, extension 561-3884.